Exhibit 99.1

B Communications Reports Financial Results For the

Second Quarter of 2020

Tel-Aviv, Israel - August 19, 2020 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (“BCOM” or the “Company”), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corporation Limited (“Bezeq”) (TASE: BEZQ), today reported its financial results for the second quarter of 2020.

Comments of Tomer Raved, CEO of B Communications:

“While the novel coronavirus pandemic (“COVID-19) continues to impact Israel and the global populations, our group is working to help consumers, businesses and communities in these uncertain times by maintaining and improving our leading telecom infrastructure, as well as by providing important services and support to the entire market. We continue to implement our strategy and vision for the Israeli telecom market while positioning the group for long term success.” Mr. Raved noted. “We are proud of our second quarter results, which reflect gradual improvements across our entire group. We welcome Mr. Gil Sharon, Bezeq’s incoming Chairman, to the group, and we are happy to be taking part in the upcoming revolution in Israel’s communication infrastructure, primarily around 5G and fiber optics,” he concluded.

COVID-19 Update

Telecommunications companies as a whole belong to the infrastructure sector, which is an essential sector that requires and enables almost complete operational activity during a crisis. The availability and consumption of telecommunications services is essential and remains intact in such an event. Therefore, Bezeq’s exposure to risks related to the COVID-19 crisis is relatively limited and low relative to companies in other sectors. In addition, although the COVID-19 crisis has global implications, the telecommunications sector to which Bezeq belongs is essentially local, based on local infrastructure and provides services mainly to the Israeli consumer market.

As of June 30, 2020, and as of the date of approval of our report for the second quarter of 2020, there was primarily a decrease in revenues from Pelephone’s roaming services, as well as some decrease in revenues from the business sector in all of the Bezeq group companies. The overall impact of the COVID-19 pandemic on the financial and business position of the group companies was mixed, as the growth in Bezeq’s operations along with the measures taken by the group’s companies counteracting the effects of the pandemic and offsetting most of the decrease in revenues from Pelephone’s roaming services.

The Company estimates that the group’s financial robustness, cash-generating capacity, high cash balances, strong debt structure and its ready access to the capital markets and credit providers will enable it to adequately deal with the effects of the pandemic and its possible continuation or worsening beyond the group’s assumptions.

Litigations Update

Settlement of Israeli Derivative Action

On March 30, 2020, the Company entered into a settlement agreement concerning a derivative action commenced in July 2016 that had been pending in Tel Aviv-Jaffa District Court (the “Horev Derivative Action”). The derivative claim had alleged that the Company had distributed an unlawful dividend of NIS 113 million, including approximately NIS 73 million to the Company’s former controlling shareholder, Internet Gold – Golden Lines Ltd. (“Internet Gold”). Under the settlement agreement, the Company will receive a total of New Israeli Shekels (“NIS”) 22 million (principal plus accrued interest) of the Company’s Series C Debentures currently held by Internet Gold, in return for a waiver of the derivative action against Internet Gold. The derivative plaintiff will be awarded a total amount of NIS 4.23 million for expenses, lawyers’ fees and reward (which amount will come out of the NIS 22 million amount being paid by Internet Gold). This funding and the closing of this case are expected to happen during the third quarter of 2020.

On June 2, 2020, the Company and its former directors entered into a settlement agreement as part of the Horev Derivative Action, under which those directors will pay NIS 2.5 million (the “Directors’ Settlement Amount”) to the Company to settle all outstanding claims in that matter. In July 2020, after the final court approval, the settlement was completed and fully funded. The Company’s D&O insurance paid the Company the full Directors’ Settlement Amount and the Company paid the derivative plaintiff and its counsel a total amount of NIS 720 thousand.

Settlement of U.S. Class Action

On March 4, 2020, the Company announced that it entered into an agreement to settle the class action in the United States District Court for the Southern District of New Yok entitled Rex & Roberta Ling Living Trust v. B Communications Ltd., which had commenced in 2017. On August 10, 2020, the court granted final approval for the settlement and the allocation of the settlement proceeds. The Company paid $1.2 million, which was fully covered by its D&O insurance policy, and was released from any and all claims related to the class action by both the named plaintiffs as well as all members of the settlement class, with no admission of liability or any form of wrongdoing whatsoever.

B Communications’ Unconsolidated Financial Liabilities and Liquidity

	June 30,	June 30,	June 30,	December 31,
	2019	2020	2020	2019
(In millions)	NIS	NIS	US$	NIS
Financial liabilities
Series B debentures	237	-	-	-
Series C debentures (1)	2,282	1,884	543	1,884
Series D debentures (1)	-	58	17	58
Series E debentures	-	101	30	100
Total financial liabilities	2,519	2,043	590	2,042
Liquidity
Cash and short-term investments	663	254	74	459
Long term bank deposits	-	161	47	-
Pledged account (2)	43	39	11	39
Total liquidity	706	454	132	498

Net debt	1,813	1,589	458	1,544

1)	Series C and D debentures balances on the Company’s statements of financial position as of June 30, 2020 include amortized discount of NIS 159 million ($46 million) (NIS 175 million as of December 31, 2019).

2)	Pledged for the benefit of the holders of the Series C Debentures, Series D Debentures and Series E Debentures. Pursuant to the indentures for the Series C Debentures, Series D Debentures and Series E Debentures, the account is required to include sufficient funds to meet the next interest payment payable to the holders of these debentures. The funds are invested in long term bank deposits.

B Communications Second Quarter Unconsolidated Financial Results

	Three months ended June 30,			Year ended December 31,
	2019	2020	2020	2019
(In millions)	NIS	NIS	US$	NIS
Financing income (expenses), net	(24)	(27)	(8)	78
Operating expenses	(5)	(4)	(1)	(16)
PPA amortization, net	(10)	1	-	(38)
Impairment losses	(819)	(2)	(1)	(590)
Interest in Bezeq’s net profit (loss)	(165)	72	21	(287)
Net profit (loss)	(1,023)	40	11	(853)

As of June 30, 2020, B Communications held approximately 26.34% of Bezeq’s outstanding shares. B Communications’ interest in Bezeq’s net profit for the Second quarter of 2020 totaled NIS 72 million ($21 million), compared to interest in Bezeq’s loss of NIS 165 million for the Second quarter of 2019.

B Communications performed a full impairment test of its investment in Pelephone after Pelephone revenues from roaming services decreased as a result of the COVID-19. As a result, the Company recorded impairment losses of NIS 2 million ($1 million) in the second quarter of 2020.

B Communications’ unconsolidated net financial expenses for the Second quarter of 2020 totaled NIS 27 million ($8 million) compared to NIS 24 million for the Second quarter of 2019. Net financial expenses for the Second quarter of 2020 included mainly NIS 19 million ($5 million) of accrued interest expenses.

B Communications’ unconsolidated net profit for the Second quarter of 2020 was NIS 40 million ($11 million) compared to loss of NIS 1.02 billion for the Second quarter of 2019.

B Communications Second Quarter Consolidated Financial Results

B Communications’ consolidated revenues for the second quarter of 2020 totaled NIS 2.16 billion ($623 million), a 3.1% decrease from NIS 2.22 billion for the second quarter of 2019. The decrease in revenues was due to lower revenues in Pelephone, Bezeq International and Yes, partially offset by an increase in revenues in Bezeq Fixed-Line.

B Communications’ consolidated operating profit for the second quarter of 2020 was NIS 505 million ($146 million), compared to an operating loss of NIS 536 million for the second quarter of 2019.

B Communications’ consolidated net profit for the second quarter of 2020 totaled NIS 237 million ($68 million) compared to a consolidated loss of NIS 1.87 billion for the second quarter of 2019.

B Communications’ net profit attributable to shareholders for the second quarter of 2020 was NIS 40 million ($12 million) compared to a loss of NIS 1.02 billion for the second quarter of 2019.

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group (or the “Group”) for the quarter ended June 30, 2020. For a full discussion of Bezeq’s results for the quarter ended June 30, 2020, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q2-2019	Q2-2020	% change
	(NIS millions)
Revenues	2,224	2,155	(3.1)%
Operating profit (loss)	(94)	512
Operating margin	(4.2)%	23.8%
Net profit (loss)	(1,573)	270
EBITDA	384	977	154.4%
EBITDA margin	17.3%	45.3%
Adjusted EBITDA	831	872	4.9%
Adjusted EBITDA margin	37.4%	40.5%	8.3%
Diluted EPS(LPS) (NIS)	(0.57)	0.10
Cash flow from operating activities	624	561	(10.1)%
Payments for investments	525	351	(33.1)%
Free cash flow	350	144	(58.9)%
Total debt	11,334	9,472	(16.4)%
Net debt	8,419	7,543	(10.4)%
Adjusted EBITDA (trailing twelve months)	3,414	3,327	(2.5)%
Net debt / TTM Adjusted EBITDA (end of period)	2.5	2.3	(8.0)%

Revenues of the Bezeq Group in the second quarter of 2020 were NIS 2.16 billion ($623 million) compared to NIS 2.22 billion in the corresponding quarter of 2019, a decrease of 3.1%. The decrease in revenues was due to lower revenues in Pelephone, Bezeq International and Yes, partially offset by an increase in revenues in Bezeq Fixed-Line.

Salary expenses of the Bezeq Group in the second quarter of 2020 were NIS 444 million ($128 million) compared to NIS 489 million in the same quarter of 2019, a decrease of 9.2%. The decrease in salary expenses was primarily due to a reduction in the number of employees in all key Group segments.

Operating expenses in the second quarter of 2020 were NIS 753 million ($217 million), compared to NIS 814 million in the same quarter of 2019, a decrease of 7.5%. The decrease in operating expenses was due to a reduction in expenses in Bezeq International and Yes.

Other operating income, net in the second quarter of 2020 amounted to NIS 19 million ($5 million), compared to NIS 414 million in the same quarter of 2019. The decrease in other operating income was due to the recognition of capital gains of NIS 403 million from the sale of the “Sakia” complex in the second quarter of 2019, which was not repeated in the corresponding quarter of 2020.

Depreciation, amortization, and ongoing impairment expenses in the second quarter of 2020 were NIS 465 million ($134 million), compared to NIS 478 million in the same quarter of 2019, a decrease of 2.7%. The decrease in depreciation amortization and ongoing impairment expenses was due to a decrease in those expenses for Yes, Pelephone and Bezeq International, partially offset by an increase in those expenses for Bezeq Fixed-Line.

Profitability metrics in the second quarter of 2020 were impacted by the absence of three extraordinary items that had affected the corresponding quarter of 2019: A write-off of the balance of the tax asset in respect of losses from Yes of NIS 1.17 billion, an impairment loss related to Pelephone assets of NIS 951 million, and capital gains of NIS 403 million for the sale of the “Sakia” complex.

Operating profit in the second quarter of 2020 amounted to NIS 512 million ($148 million), compared to an operating loss of NIS 94 million in the corresponding quarter of 2019.

EBITDA in the second quarter of 2020 amounted to NIS 977 million ($282 million), (EBITDA margin of 45.3%), compared to NIS 384 million (EBITDA margin of 17.3%) in the same quarter of 2019, an increase of 154.4%.

Adjusted EBITDA of the Bezeq Group in the second quarter of 2020 was NIS 872 million ($251 million) (reflecting an adjusted EBITDA margin of 40.5%) compared to NIS 831 million (reflecting an adjusted EBITDA margin of 37.4%) in the same quarter of 2019, an increase of 4.9%.

Financing expenses in the second quarter of 2020 were NIS 159 million ($46 million), compared to NIS 136 million in the corresponding quarter of 2019, an increase of 16.9%. The increase in financing expenses was due to an increase in financing expenses of Bezeq Fixed-Line primarily as a result of the early repayment of debt as well as actuarial adjustments in respect of provisions for employee benefits in the second quarter of 2020. The increase was partially offset by a decrease in interest expenses and linkage differentials due to changes in the Israeli CPI.

Net profit in the second quarter of 2020 amounted to NIS 270 million ($78 million), compared to a loss of NIS 1.57 billion in the corresponding quarter of 2019. The increase in net profit was due the three extraordinary items that had affected the corresponding quarter of 2019 as mentioned above.

Cash flow from operating activities in the second quarter of 2020 was NIS 561 million ($162 million), compared to NIS 624 million in the same quarter of 2019, a decrease of 10.1%. The decrease in cash flow from operating activities was primarily due to changes in working capital of Bezeq Fixed-line.

Cash used for investment activities in the second quarter of 2020 amounted to NIS 351 million ($101 million), compared to NIS 525 million in the same quarter of 2019, a decrease of 33.1%. The decrease in cash used for investments was primarily due to a decrease in investments in Bezeq Fixed-Line due to the absence in the second quarter of 2020 of the payment of NIS 149 million for a betterment levy in connection with the sale of the “Sakia” complex, which occurred in the corresponding quarter of 2019. In addition, there was a decrease in investments in Yes due to the Group’s migration to IP broadcasting.

Free cash flow in the second quarter of 2020 was NIS 144 million ($41 million), compared to NIS 350 million in the same quarter of 2019, a decrease of 58.9%. The decrease in free cash flow was due to the absence in the second quarter of 2020 of the receipt of net proceeds of NIS 174 million relating to the sale of the “Sakia” complex (consideration received less betterment levy paid), which occurred in the corresponding quarter of 2019. In addition, free cash flow was impacted by the aforementioned decrease in cash flow from operating activities.

Net financial debt of the Group was NIS 7.54 billion ($2.2 billion), as of June 30, 2020 compared to NIS 8.42 billion as of June 30, 2019. As of June 30, 2020, the Group’s net financial debt to Adjusted EBITDA ratio was 2.3, compared to 2.5 as of June 30, 2019.

Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.466 = US$ 1 as published by the Bank of Israel for June 30, 2020.

Bezeq Group 2020 Outlook

The financial reports for the year 2019 and first quarter of 2020 did not include Bezeq’s outlook for the year 2020, due to the COVID-19 pandemic, the restrictions imposed in connection with it and the resulting uncertainty in the economy. Although the uncertainty in the economy remains high, Bezeq decided to publish its outlook for 2020 based on current information and based on a review of the Group’s performance thus far during the pandemic. Based on the information known to Bezeq today, the Group’s outlook for 2020 is as follows:

●	Adjusted net profit* attributable to shareholders - NIS 950 million

●	Adjusted EBITDA* - NIS 3.5 billion

●	CAPEX** - NIS 1.5 billion

The Bezeq Group’s forecasts in this section are forward-looking information, as defined under U.S. and Israeli securities laws and regulations. The forecasts are based on the Bezeq Group’s estimates, assumptions and expectations, and do not include the effects, if any, of the cancellation of the Bezeq Group’s structural separation and the merger involving its subsidiary companies and everything related thereto in 2020.

The Bezeq Group’s forecasts are based, among other things, on its estimates regarding the structure of competition in the telecommunications market and regulation in the telecommunications sector, the economic outlook and accordingly, Bezeq’s ability to implement its plans in 2020. Actual results may differ from these estimates, taking note of changes that may occur to the foregoing, including changes to business conditions, and the effects of regulatory decisions, technology changes and developments in the structure of the telecommunications market, and so forth, or the realization of one or more of the risk factors listed in the Bezeq’s annual report for 2019. In addition, there is no certainty that the outlook will be fully or partially realized, among other things, due to the COVID-19 pandemic and the resulting uncertainty.

Bezeq will report, as required, deviations of more/less than 10% of the amounts stated in the outlook.

* Adjusted net profit and Adjusted EBITDA – after adjusting for other operating expenses/income, net and one-time losses/gains from impairment/increase in value of assets. Adjusted EBITDA and Adjusted Net Profit in 2019 were NIS 3.73 billion and NIS 950 million, respectively.

** CAPEX - gross payments for investments in fixed and intangible assets. CAPEX in 2019 amounted to NIS 1.55 billion.

Use of non-IFRS financial measures

BCOM’s management and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are used in this press release and in the accompanying supplemental information because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization.

●	EBITDA trailing twelve months - defined as net profit plus income tax expenses, net financing expenses and depreciation, amortization and impairment during the last twelve months.

●	Adjusted EBITDA - defined as net profit plus income tax expenses, net financing expenses, depreciation, amortization and impairment, other operating expenses, net, and impairment losses.

●	Net debt - defined as long and short-term liabilities minus cash and cash equivalents and short-term investments.

●	Net debt to adjusted EBITDA ratio - defined as net debt divided by the trailing twelve months adjusted EBITDA.

●	Free Cash Flow - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net and lease payments.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Bezeq’s management believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. Bezeq also uses the net debt and net debt to EBITDA trailing twelve months ratios to analyze its financial capacity for further leverage and in analyzing the Bezeq Group’s business and financial condition. Net debt reflects long and short-term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company’s consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq. B Communications is controlled by Searchlight II BZQ L.P (60.18%) and T.N.R Investments Ltd (11.39%). Our controlling shareholders have extensive telecom experience and financial strength, representing significant business and management added value for the Bezeq Group. The Searchlight group has proven and successful experience in global investments in communications companies as well as upgrading processes such as infrastructure and technology.

For more information please visit the following internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.searchlightcap.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in B Communications’ industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities and Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement, except as may be required by law.

For further information, please contact:

Yuval Snir - IR Manager

Yuval@bcomm.co.il / Tel: +972-3-924-0000

B Communications Ltd.

Consolidated Statements of Financial Position as at

(In millions)

	June 30,	June 30,	June 30,	December 31,
	2019	2020	2020	2019
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Current Assets
Cash and cash equivalents	1,441	749	216	814
Restricted cash	-	-	-	39
Investments	2,181	1,434	413	1,241
Trade receivables	1,744	1,701	490	1,689
Other receivables	289	305	88	313
Assets held for sale	-	46	14	43
Inventory	100	110	32	93

Total current assets	5,755	4,345	1,252	4,232

Non-Current Assets
Trade and other receivables	535	454	131	477
Property, plant and equipment	6,105	6,073	1,752	6,032
Intangible assets	3,256	3,191	921	3,180
Deferred expenses and investments	503	554	160	366
Broadcasting rights	59	65	19	59
Rights of use assets	1,175	1,212	350	1,182
Deferred tax assets	12	37	10	59

Total non-current assets	11,645	11,586	3,343	11,355

Total assets	17,400	15,931	4,595	15,587

B Communications Ltd.

Consolidated Statements of Financial Position as at (cont’d)

(In millions)

	June 30,	June 30,	June 30,	December 31,
	2019	2020	2020	2019
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Current Liabilities
Bank loans and debentures	4,083	955	276	1,007
Leases rights liabilities	434	399	115	416
Trade and other payables	1,489	1,356	391	1,414
Current tax liabilities	27	52	15	11
Provisions	148	122	35	125
Employee benefits	443	486	140	654
Total current liabilities	6,624	3,370	972	3,627

Non-Current Liabilities
Bank loans and debentures	9,709	10,394	2,999	10,412
Leases rights liabilities	1,022	1,017	293	969
Employee benefits	487	344	99	356
Other liabilities	163	175	50	139
Provisions	38	50	14	49
Deferred tax liabilities	123	241	70	237
Total non-current liabilities	11,542	12,221	3,525	12,162

Total liabilities	18,166	15,591	4,497	15,789

Equity (deficit)
Attributable to shareholders of the Company	(631)	(88)	(25)	(187)
Non-controlling interests	(135)	428	123	(15)

Total equity (deficit)	(766)	340	98	(202)

Total liabilities and equity (deficit)	17,400	15,931	4,595	15,587

B Communications Ltd.

Consolidated Statements of Income for the

(In millions except per share data)

							Year ended
	Six months period ended June 30,			Three months period ended June 30,			December 31,
	2019	2020	2020	2019	2020	2020	2019
	NIS	NIS	US$	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	4,480	4,342	1,253	2,223	2,155	622	8,929

Costs and expenses
Depreciation and amortization	1,021	907	262	516	460	133	2,064
Salaries	985	925	267	489	446	129	1,937
General and operating expenses	1,632	1,550	447	818	755	218	3,276
Impairment losses	1,345	8	2	1,345	8	2	1,274
Other operating expenses (income)	(409)	(22)	(6)	(409)	(19)	(6)	(188)

	4,574	3,368	972	2,759	1,650	476	8,363

Operating profit (loss)	(94)	974	281	(536)	505	146	566

Financing expenses, net	277	246	71	161	186	54	472

Profit (loss) after financing expenses, net	(371)	728	210	(697)	319	92	94

Share of loss in equity-accounted investee	1	-	-	1	-	-	2

Profit (loss) before income tax	(372)	728	210	(698)	319	92	92

Income tax expenses	1,277	184	53	1,180	82	24	1,473

Net profit (loss) for the period	(1,649)	544	157	(1,878)	237	68	(1,381)

Profit (loss) attributable to:
Shareholders of the Company	(977)	100	29	(1,021)	40	12	(853)
Non-controlling interests	(672)	444	128	(857)	197	56	(528)

Net profit (loss) for the period	(1,649)	544	157	(1,878)	237	68	(1,381)

Profit (loss) per share
Basic	(26.77)	0.87	0.25	(27.38)	0.36	0.10	(19.76)
Diluted	(26.77)	0.87	0.25	(27.38)	0.36	0.10	(19.76)

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit (loss) to EBITDA:

	Three-months period ended June 30,			Trailing twelve months ended June 30,
	2019	2020	2020	2019	2020	2020
(In millions)	NIS	NIS	US$	NIS	NIS	US$

Net profit (loss)	(1,573)	270	78	(2,794)	788	227
Tax expenses (income)	1,342	83	24	1,376	254	73
Share of loss in equity - accounted investee	1	-	-	2	1	-
Financing expenses, net	136	159	47	452	507	146
Depreciation and amortization	478	465	134	2,071	1,885	544

EBITDA	384	977	282	1,107	3,435	990
Other operating expenses (income), net	(414)	(19)	(6)	88	196	57
Lease payments	(90)	(86)	(25)	(407)	(406)	(117)
Impairment losses	951	-	-	2,626	102	30
Adjusted EBITDA	831	872	251	3,414	3,327	960

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

	As at June 30,
	2019	2020	2020
(In millions)	NIS	NIS	US$

Short term bank loans and debentures	1,625	955	276
Non-current bank loans and debentures	9,709	8,517	2,457
Cash and cash equivalents	(971)	(708)	(204)
Investments	(1,944)	(1,221)	(352)

Net debt	8,419	7,543	2,177

Net Debt to Trailing Twelve Months Adjusted EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to Adjusted EBITDA trailing twelve months ratio:

	As at June 30,
	2019	2020	2020
(In millions)	NIS	NIS	US$

Net debt	8,419	7,543	2,177

Trailing twelve months Adjusted EBITDA	3,414	3,327	960

Net debt to Adjusted EBITDA ratio	2.5	2.3	2.3

Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

	Three-month period ended June 30,
	2019	2020	2020
(In millions)	NIS	NIS	US$

Cash flow from operating activities	624	561	162
Purchase of property, plant and equipment	(281)	(238)	(69)
Investment in intangible assets and deferred expenses	(95)	(113)	(33)
Lease payments	(90)	(86)	(25)
Permit fee	(149)	-	-
Proceeds from the sale of property, plant and equipment	341	20	6
Free cash flow	350	144	41

B Communications’ Unconsolidated Statement of Financial position as at

	June 30,	June 30,	June 30,	December 31,
	2019	2020	2020	2019
(In millions)	NIS	NIS	US$	NIS

Current assets
Cash and cash equivalents	469	41	12	413
Restricted cash	-	-	-	39
Short-term investments	237	213	61	46
Other receivables	1	2	1	-
Total current assets	707	256	74	498

Non-current assets
Long term investments	-	200	58	-
Investment in an investee (*)	1,188	1,346	388	1,190
Total non-current assets	1,188	1,546	446	1,190

Total assets	1,895	1,802	520	1,688

Current liabilities
Current maturities of debentures	2,457	-	-	-
Other payables	69	14	4	14
Total current liabilities	2,526	14	4	14

Non-current liabilities
Debentures	-	1,876	541	1,861

Total liabilities	2,526	1,890	545	1,875

Total equity deficit	(631)	(88)	(25)	(187)

Total liabilities and equity deficit	1,895	1,802	520	1,688

(*)	Investment in Bezeq.

Disclosure with Respect to the Company’s Requirements Under its Series C, D and E Debentures

As of the reporting date, the Company holds approximately 26.34% of Bezeq’s outstanding shares, directly and through its subsidiary.

Designated disclosure with respect to the Company’s projected cash flows

In accordance with the “hybrid model disclosure requirements” promulgated by the Israeli Securities Authority that are applicable to the Company, the following is a report concerning the Company’s projected cash flows and a disclosure of the examination by the Company’s board of directors of the Company’s liquidity in accordance with regulations 10(b)(1)(d) and 10(b)(14) of the Israeli Securities Regulations (Immediate and Periodic Notices) 5730-1970.

This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, the Company will be subject to certain disclosure obligations towards the holders of its debentures.

In examining the existence of warning signs as of June 30, 2020, the Company’s board of directors noted that the Company’s unconsolidated unaudited cash flow statement for the second quarter of 2020 reflects that the Company, as expected, had a continuing negative cash flow from operating activities of NIS 4 million. In addition, the Company’s unaudited statements of financial position as of June 30, 2020, reflect that the Company had an equity deficit of NIS 88 million.

The Company’s board of directors reviewed the Company’s outstanding debt obligations, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report for the periods from July 1, 2020 until December 31, 2020, from January 1, 2021 until December 31, 2021, and from January 1, 2022 until June 30, 2022 described below. The board of directors also examined the assumptions and projections that were included in the report and determined that such assumptions and projections are reasonable and appropriate.

Based on the foregoing, the Company’s board of directors determined that the Company does not have a liquidity problem and that for the duration of the period covered by the projected cash flows statement, there is no reasonable doubt that the Company will not meet its existing and anticipated liabilities when due.

The following is the projected cash flow for the Company and the assumptions upon which it is based:

NIS millions	For the period from July 1, 2020 until December 31, 2020	For the period from January 1, 2021 until December 31, 2021	For the period from January 1, 2022 until June 30, 2022

Opening balance:
Bank deposits and marketable securities	413	373	293
Cash and cash equivalents	41	38	34
Total liquidity	454	411	327

Projected sources:
Cash flows from investing activities
Proceeds from maturity of bank deposits	40	80	40
Profits from investments in marketable securities and interest on bank deposits	2	3	2
Cash flows from investing activities	42	83	42

Projected uses:
Cash flows used in operating activities:
Operating expenses	(6)	(10)	(4)
Cash used in operating activities	(6)	(10)	(4)

Cash flows used in financing activities:
Interest payments on debentures	(39)	(78)	(39)
Cash used in financing activities	(39)	(78)	(39)

Ending balance:
Cash and cash equivalents	38	34	33
Bank deposits and marketable securities	373	293	253

Total liquidity	411	327	286

●	The Company expects a 1% return on its investments in long-term deposits and marketable securities.

●	Annual interest payments on the Company’s traded debetures in an amount of NIS 78 million according to the debentures amortization table.

●	The Company has sufficient sources for the repayment of its liabilities, through cash balances, investments in bank deposits and marketable securities that can be redeemed in short term.

●	During July 2020, the Company recieved NIS 2.5 million from its D&O insurance as a result of the settlement agreement for the Horev derivative action (as detalied above), which was paid by its former directors. The Company paid the derivative plaintiff and its counsel NIS 720 thousand.

●	As a result of the settlement agreement for the Horev Derivative Action (mentioned above) the Comany is expected to recieve NIS 22 million of its Series C Debentures and will pay the derivative plaintiff and its lawyers fees and reward of NIS 4.23 million in cash during the third quarter of 2020.

The board of directors has reviewed and approved the sources included in the disclosure of the projected cash flow after it found them to be reasonable with respect to the financial scope of each source and the timing for which such cash flows are expected to be received.

The foregoing factors, as part of the disclosure of the forecasted cash flow, constitute forward-looking information. The Company’s sustainability and expectations, and the assumptions underlying the cash flow forecast are based on the data available to the Company as of the date of this report, and assuming its continued operations in the ordinary course of business. These assumptions and estimates also depend on external factors over which the Company has little or no influence. The actual results for the Company may differ materially from the above projections as a result of the uncertainty that currently prevails with respect to the global economy and the communications markets.